March 15, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:         Hanger, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed on February 29, 2012

File No. 001-10670

Dear Mr. Rosenberg:

I am writing in response to our conference call on March 15, 2013. We plan to provide a written response to clarify our previous correspondence filed on February 22, 2013 in connection with your review of the Annual Report on Form 10-K of Hanger, Inc. (the “Company” or “Hanger”) for the year ended December 31, 2011 by March 22, 2013.

The Company hereby acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (512) 777-3600 if you have any questions regarding, or desire to discuss, the above supplemental information.

Sincerely,

/s/ GEORGE E. MCHENRY

George E. McHenry
Executive Vice President and Chief Financial Officer